A+f 3/11/03 SECUR 03012142 MMISSION CM
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 155

SEC FILE NUMBER
8-23411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue / Suite 516
(No. and Street)

New York	NY	10176-0516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Magnus Oppenheim (212) 983-1818 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zell & Ettinger CPAs
(Name – *if individual, state last, first, middle name*)

3001 Avenue M,	Brooklyn	NY	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GINTA DMITROWSKY
Notary Public, State of New York
No. 01DM6072077
Qualified in County of Queens
Commission Expires 3/25/06

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. MAGNUS OPPENHEIM & CO., INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
E. Magnus Oppenheim & Co., Inc.
551 Fifth Avenue
New York, New York 10176

We have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2002 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 10, 2003

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

Cash		$ 121,453
Receivables from commissions and advisory fees (Note 3)		48,424
Prepaid Insurance		483
Prepaid Taxes		629
Marketable Securities		6,100
Investment in associated partnership (Note 2)	84,400	
Less: Valuation Allowance	<5,557>	
Net Investment		78,843
Security deposits (Note 4)		9,262
TOTAL ASSETS		$ 265,194

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 8,517
TOTAL LIABILITIES	8,517
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 200 shares authorized;	
50 shares issued and outstanding	50
Less: Shareholder Draws	<12,429>
Less: Unrealized Holding Loss	<5,557>
Retained earnings	274,613
TOTAL STOCKHOLDERS' EQUITY	256,677
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 265,194

The accompanying notes are an integral part of this statement

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commission income	$ 40,839
Advisory fees	237,389
TOTAL REVENUES	278,228
EXPENSES	
Salaries and commissions	142,022
Payroll tax and other expenses	14,867
Rent expense	36,669
Telephone expense	3,874
Licenses and permits	1,066
Professional fees	14,136
Postage and delivery	1,197
Ticker service	1,515
Insurance expense	13,811
Gifts	500
Equipment	276
Dues and subscriptions	2,731
Repairs	988
Travel	5,640
Meals and Entertainment	980
Miscellaneous expenses	66
Advertising	9,712
Office Expense	2,201
Printing	631
Automobile Expense	2,141
Bank Charges	123
Computer expense	10,724
Custodial fee	7,608
TOTAL EXPENSES	273,478
Interest and dividend income	883
NET INCOME BEFORE TAXES	5,633
INCOME TAX (NOTE 5)	4,990
NET INCOME	$ 643

The accompanying notes are an integral part of this statement.

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 643
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in receivables	13,028	
Decrease in security deposits	2,696	
Decrease in accounts payable	<319>	
Increase in Prepaid Expenses	<1,112>	
Increase in Unrealized Holding Loss	<5,557>	
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		9,379
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in investment in associated partnership	6,157	
TOTAL CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		6,157
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in Shareholder Draws	<12,429>	
TOTAL CASH FLOWS USED IN FINANCING ACTIVITIES		<12,429>
NET INCREASE IN CASH		3,107
CASH AT BEGINNING OF YEAR		118,346
CASH AT END OF YEAR		$ 121,453

The accompanying notes are an integral part of this statement

E. MAGNUS OPPENHEIM & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total
Stockholders' equity -			
January 1, 2002	$ 50	$ 273,970	$ 274,020
Net income		643	643
Less: Shareholder Draws		<12,429>	< 12,429>
Less: Unrealized Holding Loss		<5,557>	<5,557>
Stockholders' equity -			
December 31, 2002	$ 50	$ 256,627	$ 256,677

The accompanying notes are an integral part of this statement.

SUPPLEMENTARY INFORMATION

E. MAGNUS OPPENHEIM & CO., INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2002

Credits		
Stockholders' equity		$256,677
Debits		
Receivable from clearing broker	$ 48,424	
Security deposits	9,262	
Total debits		57,686
Net capital before haircuts		198,991
Haircuts on securities		84,943
Net capital		114,048
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $8,517 or $5,000		<5,000>
Excess net capital		$109,048
Ratio of aggregate indebtedness to net capital		8%

Aggregate indebtedness

Accounts payable and accrued liabilities	$ 8,517
	$ 8,517

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

E. MAGNUS OPPENHEIM & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of E. Magnus Oppenheim & Co., Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company is also a broker/dealer conducting a general securities business as a member of the National Association of Securities Dealers ("NASD").

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recorded when incurred.

NOTE 2 - INVESTMENT IN ASSOCIATED PARTNERSHIP

The Company has an investment of $84,400 in the E.M.O. Sterling Return LT Fund LP. As of December 31, 2002 the fair market value of the investment was $78,843 which resulted in an unrealized holding loss.

NOTE 3 - RECEIVABLES FROM COMMISSIONS AND ADVISORY FEES

The Company accrues income throughout each quarter and reconciles at each quarter's end. The current year's accrual is $48,424.

NOTE 4 - SECURITY DEPOSITS

The Company leases office space from Metropolitan Life Insurance Company through its affiliate, E.M. Oppenheim, Inc. The lease was signed on August 27, 1996 for a period of 10 years.

The Company has a remaining security deposit in the amount of $9,262 which will be amortized over the next three years.

E. MAGNUS OPPENHEIM & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

NOTE 5 - INCOME TAXES

The Company elected to be treated as an S-Corporation for Federal and New York State corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates. For tax purposes, income is being reported on the cash basis. The taxes noted were for New York City as New York City does not recognize S-Corporation status. As such, the company's liability, both current and prior year under accruals, are reflected in the provision for income taxes.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, or $5,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2002, the Company had net capital of $114,048, which exceeded requirements by $109,048.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (REPORTABLE CONDITIONS WERE NOTED -- NO MATERIAL WEAKNESSES)

To the Board of Directors
E. Magnus Oppenheim & Co., Inc.
551 Fifth Avenue
New York, New York 10176

We have audited the financial statements of E. Magnus Oppenheim & Co., Inc. (the "Company") for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003.

In planning and performing our audit for the year ended December 31, 2002, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may

become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We noted certain matters involving the internal control structure and its operation that we consider being reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve materials coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with management's assertions in the financial statements in accordance with applicable laws and regulations.

The reportable condition relates to the fact that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe none of the reportable conditions described above is a material weakness.

This report is intended for the Board of Directors, Management and the NASD, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger CPAs
February 10, 2003